March 18, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1090

Attention:    Ms. Sara von Althann

Re:	Cushman & Wakefield plc

Registration Statement on Form S-1

Originally Confidentially Submitted March 1, 2019

File Number 333-230354

Ladies and Gentlemen:

Pursuant to Rule 461 under the the Securities Act of 1933, as amended, Cushman & Wakefield plc, a public limited company organized under the laws of England and Wales (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-230354 (the “Registration Statement”), to 9:00 a.m., Eastern time, on March 20, 2019, or as soon thereafter as practicable.

Please contact Ana Sempertegui of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2312, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

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Sincerely,

CUSHMAN & WAKEFIELD PLC

By:	/s/ Duncan Palmer
Name:	Duncan Palmer
Title:	Executive Vice President and Chief Financial Officer